# SKILLSONIQ, INC.

Unaudited Financial Statements For the Years Ended December 31, 2018 and 2017

**As on:**

November 22, 2019

# SKILLSONIQ, INC.
## BALANCE SHEET
## DECEMBER 31, 2018 & 2017

### Assets

| | 2018 | 2017 |
|---|---|---|
| **Current Assets** | | |
| Cash and Cash Equivalents | $1,769.51 | $1,907.66 |
| Accounts Receivable | $1,420.00 | $0.00 |
| **Total Current Assets** | **$3,189.51** | **$1,907.66** |
| | | |
| **Non-Current Assets** | | |
| **Total Non-Current Assets** | **$0.00** | **$0.00** |
| | | |
| **Total Assets** | **$3,189.51** | **$1,907.66** |

### Liabilities and Shareholders' Equity

| | 2018 | 2017 |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable | $1,461.78 | $0.00 |
| **Total Current Liabilities** | **$1,461.78** | **$0.00** |
| | | |
| **Non-Current Liabilities** | | |
| Shareholder Loan from Founder | $56,798.85 | $36,898.85 |
| **Total Non-Current Liabilities** | **$56,798.85** | **$36,898.85** |
| | | |
| **Total Liabilities** | **$58,260.63** | **$36,898.85** |
| | | |
| **Shareholders' Equity** | | |
| Common Stock - Par Value | $0.0001 | $0.0001 |
| Retained Earnings (Deficit) | ($55,071.12) | ($34,991.19) |
| **Total Shareholders' Equity** | **($55,071.12)** | **($34,991.19)** |
| | | |
| **Total Liabilities and Shareholders' Equity** | **$3,189.51** | **$1,907.66** |

## SKILLSONIQ, INC.
## INCOME STATEMENT
## DECEMBER 31, 2018 & 2017

|  | 2018 | 2017 |
|---|---|---|
| Gross Revenue | $5,882.26 | $0.00 |
| Freelancer Payments | $6,356.00 | $0.00 |
| **Net Revenue** | **($473.74)** | **$0.00** |
|  |  |  |
| Cost of Revenue | $10.00 | $0.00 |
| **Gross Profit** | **($483.74)** | **$0.00** |
|  |  |  |
| **Operating Expenses (Income):** |  |  |
| Marketing Expense | $1,852.10 | $279.48 |
| Operational Expense | $8,997.29 | $2,865.37 |
| Technology Expense | $7,417.10 | $4,831.05 |
| Legal and Professional | $631.24 | $8,237.38 |
| Financial Expense | $698.46 | $12.00 |
|  |  |  |
| **Net Income** | **($20,079.93)** | **($16,225.28)** |

# SKILLSONIQ, INC.
## CASH FLOW STATEMENT
### DECEMBER 31, 2018 & 2017

|                                              | 2018          | 2017          |
|----------------------------------------------|---------------|---------------|
| **Cash Flows from Operating Activities:**    |               |               |
| Net Income (Loss) for the Period             | ($20,079.93)  | ($16,225.28)  |
| Change in Payables                           | $1,461.78     | $0.00         |
| Change in Receivables                        | ($1,420.00)   | $0.00         |
| **Net Cash Flows from Operating Activities** | **($20,038.15)** | **($16,225.28)** |
|                                              |               |               |
| **Cash Flows from Investing Activities:**    |               |               |
| **Net Cash Flows from Investing Activities** | **$0.00**     | **$0.00**     |
|                                              |               |               |
| **Cash Flows from Financing Activities:**    |               |               |
| Change in Shareholder loan                   | $19,900.00    | $17,986.46    |
| **Net Cash Flows from Financing Activities** | **$19,900.00** | **$17,986.46** |
|                                              |               |               |
| **Cash at Beginning of Period**              | **$1,907.66** | **$146.48**   |
| Net Increase (Decrease) in Cash              | ($138.15)     | $1,761.18     |
| **Cash at End of Period**                    | **$1,769.51** | **$1,907.66** |

## SKILLSONIQ, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2018 & 2017

**NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES**

SkillSoniq, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from providing online recruitment services to companies and job seekers.

**NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for a freelancer's work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Accounts Payable

Accounts payable consists of amounts to be paid to freelancers for the hours worked by them for which payment has not yet been made.

## Items- Revenue

"Gross Revenue" represents all invoices relating to hours worked by freelancers and to be paid by Clients to SkillSoniq

"Net Revenue" represents Gross Revenues, netted for all payments made by SkillSoniq to freelancers for the hours worked by the freelancers

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

## Cost of Sales

Cost of Sales includes costs of background checks conducted on freelancers, and any commissions paid to sales reps.

## Marketing Expense

This includes marketing costs pertaining to email marketing, marketing events and conferences, food, travel and other marketing related activities.

## Operational Expense

This includes operational costs pertaining to acquisition of freelancers, retainer fees paid to operational contractors and other operations related activities.

## Technology Expense

This includes technology costs pertaining to maintenance of our servers, emails, expenses incurred with other technical platforms, retainer fees paid to technical staff and other technology related activities.

## Legal and Professional Expense

This includes costs pertaining to legal and regulatory filings, tax filings, Intellectual Property and IP related costs, and other legal and professional related activities.

## Financial Expense

This includes costs pertaining to monthly service fees charged by the bank, wire transfer fees, ACH service fees, payment processing fees, and other banking and financial related expenses.

## NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company is also subject to Franchise Tax requirements in the State of Delaware. The Company recorded a net operating loss in 2018 and 2017.

## NOTE D - EQUITY BASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2018, options issued, available, and exercised were as follows:

| | |
|---|---|
| Options Authorized | 500,000 |
| Options Issued | 200,000 (188,889 options have been vested as of 11/15/19) |
| Options Available | 300,000 |

In 2017, 50,000 vested options were exercised by option holders. In 2018, 0 vested options were exercised by option holders.

## NOTE E - SHAREHOLDER LOAN

$17,986.46 and $19,900 has been loaned to SkillSoniq, Inc., in 2017 and 2018 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2017, a sum of $14,500 was lent to SkillSoniq, Inc. in 2016 and a sum of $4,412.39 was lent to MegaSoniq, Inc. in 2015. As mentioned in Note F below, MegaSoniq, Inc. merged with SkillSoniq, Inc. under the name of "SkillSoniq, Inc." in 2016, and as a result, the shareholder loan of $4,412.39 was transferred from MegaSoniq, Inc. to SkillSoniq, Inc. Shareholders' loans are multiple advances made by the founder-shareholder, Abhinav Verma, to provide the business with working capital.

The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

## NOTE F- MERGER ACTIVITY

On 15th November, 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., under the name of "SkillSoniq, Inc.", a corporation organized and existing under the laws of the state of Delaware. In connection with the merger and as set forth in the Agreement and Plan of Merger, 1,000 shares of common stock of MegaSoniq, Inc. , par value, $0.00001 per share, were converted into 1,999,000 shares of common stock of SkillSoniq, Inc., par value $0.0001 per share, effective as of the effective time of the merger.